[redacted]

09042254

n.a. 9/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34642

SEC Mail Processing Section
AUG 28 2009
Washington, DC
122

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **July 1, 2008** (MM/DD/YY) AND ENDING **June 30, 2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Firstrade Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

133-25 37th Avenue
(No. and Street)

Flushing	**New York**	**11354**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Liu **718-961-6600**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
(Name – *if individual, state last, first, middle name*)

60 East 42nd Street	**New York**	**NY**	**10165-3698**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Liu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Firstrade Securities, Inc., as of June 30th, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PETER GSCHWENG
Notary Public, State of New York
No. 01GS6022253
Qualified In Nassau County
Commission Expires March 29, 2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Firstrade Securities, Inc

Financial Statements

June 30, 2009

TABLE OF CONTENTS **Page**

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

To The Board of Directors
Firstrade Securities, Inc.

We have audited the accompanying statement of financial condition of Firstrade Securities, Inc. (the "Company") as of June 30, 2009, and the related statements of operations and retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Firstrade Securities, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the attached schedules on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, NY
August 27, 2009

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel

Firstrade Securities, Inc

Statement of Financial Condition

June 30, 2009

ASSETS	
Cash and cash equivalents	$ 2,575,059
Due from clearing broker	722,502
Accounts receivable	79,402
Accrued interest receivable	8,269
Investments	2,182,526
Loan receivable	100,000
Deposits with clearing broker	100,000
Other assets	82,914
Property, plant and equipment, net	136,716
Intangible assets, net	1,126,976
	$ 7,114,364

LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accrued expenses	$ 268,843
Accrued payroll	535,638
Income taxes payable	154,165
Accrued compensation payable	507,375
Deferred income taxes	416,096
Total Liabilities	1,882,117
Stockholders' equity	
Common stock - $.01 par value, 32,000,000 shares authorized , 18,450,000 shares issued and outstanding	184,500
Additional paid-in-capital	695,500
Retained earnings	4,489,747
Less: Treasury stock at cost, 50,000 shares	(137,500)
Total Stockholders' Equity	5,232,247
	$ 7,114,364

See notes to financial statements

Firstrade Securities, Inc

Statement of Operations and Retained Earnings

Year Ended June 30, 2009

REVENUES	
Commission income	$ 7,975,961
Rental income	158,828
Interest and other income	5,248,381
Total Revenue	13,383,170
EXPENSES	
Salaries and payroll related expenses	2,086,657
Execution costs	3,751,306
Margin interest rebates	2,068,656
Interest expense-customers	174,145
Research and statistical costs	966,236
Regulatory fees and expenses	45,848
Occupancy and equipment costs	515,984
Communications costs	131,468
Stationery, printing, postage and shipping	49,993
Promotional costs	1,162,487
Insurance expense	208,753
Professional fees	103,560
Depreciation and amortization	444,161
Other operating costs	184,621
Total Expenses	11,893,875
Income before Income Tax Expense	1,489,295
Provision for income taxes	882,269
Net Income	607,026
RETAINED EARNINGS	
Beginning of year	3,882,721
End of year	$ 4,489,747

See notes to financial statements

Firstrade Securities, Inc

Statement of Cash Flows

Year Ended June 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 607,026
Adjustments to reconcile change in net income to net cash from operating activities	
Depreciation and amortization	444,161
Net realized and unrealized gain on investments	(357,173)
Deferred income taxes	260,056
Change in operating assets and liabilities	
Due from clearing broker	163,461
Accounts receivable	5,233
Accrued interest receivable	3,476
Other assets	(1,181)
Accrued expenses	35,067
Accrued taxes	(409,353)
Accrued compensation payable	507,375
Accrued payroll	(139,391)
Net Cash from Operating Activities	1,118,757
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property, plant and equipment	(1,228,328)
Investments in certificates of deposit, net	1,134,611
Proceeds from sale of securities	1,197,874
Purchase of securities	(1,037,882)
Net Cash from Investing Activities	66,275
CASH FLOWS FROM FINANCING ACTIVITIES	
Purchase of treasury stock	(137,500)
Net Change in Cash and Cash Equivalents	1,047,532
CASH AND CASH EQUIVALENTS	
Beginning of year	1,527,527
End of year	$ 2,575,059
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid during the year for income taxes	$ 1,026,988

See notes to financial statements

Firstrade Securities, Inc

Computation of Net Capital Under Rule 15c3-1

June 30, 2009

Stockholders' Equity		$ 5,232,247
Deductions:		
Non-allowable assets		
Securities owned, not readily marketable at estimated fair value	$ 546,929	
Investment in limited partnership	99,981	
Accounts receivable	79,402	
Accrued interest receivable	8,269	
Loan receivable	100,000	
Other assets	82,914	
Property, plant and equipment	136,716	
Intangible assets	1,126,976	2,181,187
Net Capital before Haircuts on Security Positions		3,051,060
Less:		
Haircuts on certificates of deposit and security positions		47,683
Net Capital		3,003,377
Minimum net capital requirement of 6-2/3 % of aggregate indebtedness, or $250,000 whichever is greater		250,000
Excess of Net Capital Over Minimum Requirement		$ 2,753,377
Aggregate indebtedness		
Liabilities (excluding deferred income taxes)		$ 1,466,021
Percentage of Aggregate Indebtedness to Net Capital		49%

RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15C3-1

There is no material difference between the above calculation and the calculation included in the Company's unaudited FOCUS report as of June 30, 2009

Firstrade Securities, Inc

Notes to Financial Statements

1. Organization

Firstrade Securities, Inc. (the Company) is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company acts as an introducing broker and provides discount brokerage services for its clients.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investment instruments purchased with a maturity of three months or less at the time of purchase to be cash equivalents.

Securities Owned

Securities owned are valued at fair value based upon quoted market prices on the principal exchange on which such shares are traded, with related changes in market value included in the statement of operations. Securities not readily marketable are valued at fair value as determined by management, with unrealized gains or losses reflected in operations.

Investment in Limited Partnership

The Company is a limited partner in Lotus Capital Management, L.P which is an investment manager of a hedge fund for which transactions are initiated by complex algorithms (black box trading). The partnership interest is recorded at cost increased by any capital contributions and shares of earnings and decreased by distributions and share of losses. An impairment loss is recognized in the event of losses that are other than temporary.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. An accelerated depreciation method is used for furniture and equipment with useful lives of five to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the economic useful life of the improvement or the term of the lease.

2. Summary of Significant Accounting Policies *(continued)*

Intangibles

Intangible assets consist of trademarks, software and lease assignment costs and are recorded at cost. Amortization of trademarks is computed using the straight-line method over a period of 15-years. Lease assignment costs are amortized using the straight-line method over the 10-year life of the lease. Software development costs are amortized using the straight-line method over a useful life of 3 years; these costs which include consulting fees, payroll and payroll related costs are associated with various ongoing computer software based projects. As of June 30, 2009 costs totaling $1,161,383, relating to several of these projects were at the application development stage and consequently capitalized.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. For the year ended June 30, 2009, advertising expense was $1,083,191.

Profit Sharing Plan

The Company maintains a contributory qualified 401(k) plan for eligible employees. The company made no contributions for the year ended June 30, 2009.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The components of temporary differences are software development costs, depreciation and unrealized losses on investments.

2. Summary of Significant Accounting Policies *(continued)*

Fair Value of Financial Instruments

The Company adopted Financial Accounting Standard Board Statement No. 157, *Fair Value Measurements*, ("SFAS 157") as of July 1, 2008, which, among other things, defines fair value, establishes a hierarchal framework for measuring fair value and expands disclosure about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy is organized into three levels based upon the assumptions (referred to as "inputs") used in pricing the asset or liability. SFAS 157 states that "observable inputs" reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources and "unobservable inputs" reflect an entity's own assumptions about the assumptions market participants would use in pricing the asset or liability.

The fair value hierarchy prioritizes the inputs used in valuation techniques and creates the following three broad levels, with Level 1 being the highest priority:

Level 1 Inputs

Level 1 inputs are quoted prices in active markets for identical assets of liabilities that the reporting entity has the ability to access at the measurement date. SFAS 157 requires entities to measure fair value using quoted market prices whenever available, unless the active market is not readily available to the entity, in which case a Level 2 or Level 3 valuation methodology may be appropriate.

Level 2 Inputs

Level 2 inputs are inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly with fair value being determined through the use of models or other valuation methodologies.

Level 3 Inputs

Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs do not exist. Level 3 inputs require significant management judgment and estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities

2. Summary of Significant Accounting Policies *(continued)*

Fair Value of Financial Instruments (continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Withdrawal restrictions on certain of these funds may, at times, affect liquidity on a short-term or long-term basis. These types of financial instruments contain varying degrees of risk whereby changes in the fair value of the securities underlying the financial instrument or the cost of satisfying obligations is limited to the amount recognized in the statements of financial position.

Accounting for Uncertainty in Income Taxes

In July 2006 the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes," which sets out a framework for companies to use to determine the appropriate level of tax reserves required in order to maintain uncertain tax positions. FASB Staff Position No. FIN 48-3, has deferred adoption of FIN 48 until fiscal years beginning after December 15, 2008. The Company has not yet completed a study of the potential affect of adoption of FIN 48. The Company's current accounting policy is to provide liabilities for uncertain tax positions when a liability is probable and estimable.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is August 21, 2009.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2009, the Company had net capital of $3,003,377 which was $2,753,377 in excess of its required net capital of $250,000. The Company's net capital ratio was .49 to 1.

4. Fair Value of Financial Instruments

The following are major categories of investments measured at estimated fair value as of June 30, 2009:

Description	Quoted Prices in Active Markets for Indentical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equities	$ 13,923	$ -	$ -	$ 13,923
Certificates of deposit	-	1,521,693	-	1,521,693
Hedge fund	-	-	546,929	546,929
Limited partnership	-	-	99,981	99,981
	$ 13,923	$ 1,521,693	$ 646,910	$ 2,182,526

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value using significant unobservable inputs (level 3) during fiscal year 2009:

	Level 3
Beginning balance	$ 450,000
Total gains included in changes in net assets	346,910
Purchases, issuances and settlements	(150,000)
Ending balance	$ 646,910

The amount of total gains for the year included in changes in net assets attributed to the change in unrealized gains relating to assets still held at June 30, 2009 were $346,910.

5. Loan Receivable

As of June 30, 2009 this consisted of a $100,000 interest-free loan to a third party, due by January 21, 2010.

6. Property, Plant and Equipment

Property, plant and equipment and their depreciable lives as of June 30, 2009, consist of the following:

	Useful Life In Years	
Leasehold improvements	7	$ 383,568
Equipment	5-7	829,781
Furniture and fixtures	5-7	118,922
Automobile	5	26,946
		1,359,217
Accumulated depreciation		(1,222,501)
Property, plant and equipment, net		$ 136,716

Depreciation expense for the year ended June 30, 2009 was $76,005.

7. Intangible Assets

Intangible assets consist of the following as of June 30, 2009:

	Useful Life In Years	
Lease assignment cost	10	$ 191,418
Trademark	15	7,823
Software development costs	3	1,748,064
		1,947,305
Accumulated amortization		(820,329)
Intangible assets, net		$ 1,126,976

Amortization expense for year ended June 30, 2009 was $368,156.

7. Intangible Assets *(continued)*

Future estimated amortization expense is as follows:

Year Ended June 30,		
2010	$	500,815
2011		430,327
2012		194,085
2013		522
2014		736
Thereafter		491
	$	1,126,976

8. Stock Option Plan

The Company established the Firstrade Securities Stock Option Plan (the "Plan") to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants of the Company and its subsidiaries and to promote the success of the Company's business. Under the Plan, the Board of Directors of the Company has authorized the issuance of up to 1,000,000 shares of the Company's common stock at $.001 par value per share. Options granted under the plan may be incentive stock options or non-statutory stock options. As of June 30, 2009, there were 1,000,000 shares available for issuance under the plan and no shares were granted

9. Preferred Stock

The Company is authorized to issue 4,000,000 shares of $.10 per share preferred stock. No preferred shares have been issued as of June 30, 2009.

10. Treasury Stock

The Company bought back 50,000 shares of Treasury Stock from one of the owners at $2.75 per share for $137,500.

11. Income Taxes

The provision for income taxes for the year ended June 30, 2009, consisted of the following components:

Current		
Federal	$	387,237
State and local		234,976
Deferred		
Federal		157,802
State and Local		102,254
	$	882,269

Deferred tax liabilities at June 30, 2009, relate to the following items:

Deferred tax asset		
Software development costs	$	33,825
Deferred tax liabilities		
Unrealized gain on investments	$	123,524
Software development costs		280,333
Depreciation		46,064
	$	449,921
Net deferred tax liability	$	416,096

12. Commitments

The Company has leases for office space which expire on June 30, 2010. Office rent expense for the year ended June 30, 2009 was $347,635. Future minimum rental payments at June 30, 2009, total $365,016.

13. Financial Instruments and Credit Risk Concentration

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and amounts due from clearing broker. The Company places its cash and cash equivalents in highly regarded financial institutions and clears its transactions with a highly regarded clearing broker. The Company also has a concentration risk to their clearing broker in the event that certain customers are unable to make their margin calls.

14. Software Development

Effective November 19, 2008, the Company entered into a Joint Venture Agreement (the "Agreement) with Matrix Trading Technologies, LLC ("Matrix") and Louis Liu, to develop, design, manufacture and implement an online trading system (the "System"). The term of the Agreement began on the effective date and ends on March 31, 2012 or two years from the completion of the System, whichever occurs earlier.

As stipulated in the Agreement the Company agreed that it will provide Matrix with the following capital:

i. $400,000 as follows: $50,000 on the first of each month after execution of the Agreement;
ii. $300,000, paid in equal installments of $25,000 on the first of each month after Phase I is implemented or at the one-year anniversary of the execution of the Agreement, whichever occurs earlier;
iii. $300,000 paid in equal installments of $25,000 on the first of each month after the end of the second year of the Agreement.

Additionally, as compensation to Louis Liu for his work, the Company agreed to grant a 3% ownership in the Company at the completion of the contract.

As of June 30th, 2009, the Company had made monthly payments totaling $350,000 to Matrix. These payments have been capitalized as software development costs.

The Company also accrued an estimated portion of $507,375 as accrued compensation payable for the ownership interest to be paid at completion. These amounts were also capitalized as software development costs.

Firstrade Securities, Inc

Statement of Exemption from Rule 15c3-3
Computation for Determination of Reserve Requirements

June 30, 2009

Firstrade Securities, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis and therefore claims exemptive provision (K)(2)(ii) of SEC Rule 15c3-3, which exempts the Corporation from the computation for determination of reserve requirements as provided for in that Rule.

See independent auditors' report.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To The Board of Directors
Firstrade Securities, Inc.

In planning and performing our audit of the financial statements of Firstrade Securities, Inc. as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
August 21, 2009